EXHIBIT 99.1

Tikcro Technologies To Present Unique Properties of a
Novel CTLA-4 Antibody at the AACR Annual Meeting
2019 in the U.S.

Rehovot, Israel – March 14, 2019 – Tikcro Technologies Ltd. (OTCQB: TIKRF), a pre-clinical stage antibody immunotherapy company leveraging a novel mimitope approach for antibody generation, today announced that it will present a scientific poster featuring the unique properties of a novel CTLA-4 antibody at the American Association of Cancer Research (AACR) Annual Meeting 2019 to be held at the Georgia World Congress Center in Atlanta, GA on Friday, March 29, 2019 – Wednesday, April 3, 2019.

The poster titled “A CTLA4 antibody with enhanced properties” will feature TikAb, a full human CTLA-4 antibody, and in-vitro and in-vivo assay results with comparative data to the existing treatment will be presented.

Title: A CTLA-4 antibody with enhanced properties
Date: Tuesday, April 2, 2019
Time: 8:00am – 12:00pm ET
Session: Immune Checkpoints 1
Location: Georgia World Congress Center, Exhibit Hall B, Poster Section 24

Additional abstract information is available here:
https://www.abstractsonline.com/pp8/#!/6812/presentation/2667

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com